(m)(3)(i)

May 1, 2013

ING Money Market Portfolio

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258

Re:	Reduction in Fee Payable under the ING Money Market Portfolio Shareholder Service and Distribution Plan

Ladies and Gentlemen:

ING Investments Distributor, LLC (“IID”), formerly, ING Funds Distributor, LLC, hereby waives a portion of the distribution fee payable to IID for the funds listed on the attached Schedule A of the ING Money Market Portfolio Shareholder Service and Distribution Plan (the “Plan”), in an amount equal to 0.10% per annum on the average daily net assets attributable to Service 2 Class Shares as if the distribution fee specified in the Plan were 0.15%. By this letter, we agree to waive that fee for the period May 1, 2013 through May 1, 2014.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of ING Money Market Portfolio.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

By:	/s/ Michael J. Roland
Michael J. Roland
Executive Vice President

Agreed and Accepted: ING Money Market Portfolio

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President

7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.ingfunds.com	ING Investments Distributor, LLC

SCHEDULE A

Funds

ING Money Market Portfolio